SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

ISOTIS S.A.

(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon,
1004, Lausanne
Switzerland

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 20, 2004

ISOTIS S.A.

By	/s/ PIETER WOLTERS

Name:	Pieter Wolters
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis Sells Wound Management Unit to DFB Pharmaceuticals, Inc.

IsoTis Sells Wound Management Unit to DFB Pharmaceuticals, Inc.

LAUSANNE, Switzerland, IRVINE, CA, USA – December 20, 2004 - IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today announced it has sold its wound management activities to DFB Pharmaceuticals, Inc. of Fort Worth, Texas, for an undisclosed amount. DFB Pharmaceuticals, through its subsidiary Healthpoint, Ltd., is a US-based market leader in advanced wound care, dermatology, and surgical products.

In August 2003, IsoTis OrthoBiologics and DFB Healthpoint entered into a worldwide exclusive licensing agreement for Allox™, a cell-based product for the treatment of chronic skin wounds. In 2003, IsoTis announced the establishment of EpiSource SA to create an independent vehicle and a potential spin-off company for its wound management portfolio. Allox is the lead product of a portfolio that also includes EpiDex and AcuDress. With today’s transaction IsoTis OrthoBiologics has divested of all of its non-core activities.

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “Today’s agreement concludes IsoTis’ transformation over the past two years. It allows us to focus for the full 100 percent on orthobiologics. As a market leader in advanced wound care, DFB Healthpoint is well equipped to maximize the value of our skin product portfolio. We wish DFB Healthpoint and our colleagues who will join DFB as part of the transaction much success in taking Allox through the next phase of clinical development and regulatory approval.”

H. Paul Dorman, Chairman and CEO of DFB/Healthpoint added:  “We believe that the future of advanced wound care will include more pharmaceutical and cell-based biologic products.  We are very committed to this future and believe that Allox will be a tremendous addition to our product portfolio.  This product has the potential to give our customers a powerful new treatment for wounds.”

IsoTis OrthoBiologics has a product portfolio with several highly innovative and proprietary natural and synthetic bone graft substitutes on the market and several others in development, orthobiology sales of US$ 23 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

Since its inception in 1992, HEALTHPOINT, an operating company of DFB Pharmaceuticals, Inc., has established a national presence in the research, development, and marketing of pharmaceutical and other products for advanced wound care, dermatology, and surgical marketplaces.  An aggressive research and development effort has brought HEALTHPOINT’s unique technologies to the market, setting the pace for its highly trained national field sales organization of direct sales representatives. DFB Pharmaceuticals, through its affiliate companies, contract partners, and branded marketing organizations, provides technology-driven products, outsourcing services and licensing opportunities to the healthcare industry worldwide. HEALTHPOINT has headquarters in Fort Worth, Texas, with an additional office in Canada.  Visit HEALTHPOINT’s web site at www.healthpoint.com.

For information contact:

Hans Herklots
Tel: +41(0)21 620 6011
Fax: +41 (0)21 620 6060
E-mail: hans.herklots@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.